SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 13, 2004.

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.                                                                   Nokia Press Release dated July 13, 2004 and titled:

Nokia’s delisting from the Paris Stock Exchange approved by the French financial supervision authority

PRESS RELEASE

July 13, 2004

Nokia’s delisting from the Paris Stock Exchange approved by the French financial supervision authority

Helsinki, Finland - The French financial supervision authority, AMF, has approved the delisting of Nokia shares from the Paris Stock Exchange (Euronext Paris) main list on the condition that Nokia offers a sales facility to French shareholders. This is planned to take place in September 2004 to enable delisting in October 2004.

Media and Investor contacts:

Nokia Communications, tel +358 7180 34900

Investor Relations, Europe, tel. + 358 7180 34 289

Investor Relations, US, tel. + 1 972 894 4880

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2004	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel